UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    August 8, 2003            By:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                            [LOGO - TECKCOMINCO]
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                                                           EXTERNAL NEWS RELEASE
                                                                        03-14-TC

FOR IMMEDIATE RELEASE:     August 7, 2003

TECK COMINCO LIMITED ANNOUNCES ADDITIONAL DRILL RESULTS FROM MORELOS GOLD PROJECT, MEXICO

Vancouver, B.C. -- Teck Cominco Limited, operator of the Minera Media Luna joint venture between Teck Cominco Limited (78.8%) and Miranda Mining Corporation (21.2%) has provided the joint venture partners with an update of the recently completed C$880,000 diamond drill program on Minera Media Luna's MORELOS NORTE gold property in Guerrero State, Mexico.

The objective of the program was to test for new mineralized zones in close proximity to the inferred resource previously defined at the main EL LIMON ZONE (13.4 Mt @ 3.53 g/t Au at 0.8 g/t cut-off). Areas to the immediate west (Los Guajes prospect) and southeast (El Limon South Oxide prospect) were the main targets of the program. See attached figures for location of mineralized zones and 2003 drill holes. Twenty eight holes totaling 3780 meters were completed.

In the LOS GUAJES area, approximately 500 meters west of the El Limon Zone (fig.1), drilling targeted an area around previously reported hole DLIM-76 (52.2 meters @ 7.2 g/t), as well as projections of the skarn zone further to the southwest. A second mineralized skarn zone, LOS GUAJES WEST (fig. 1), was discovered and extends several hundred meters southwest of the original Los Guajes prospect. Los Guajes West remains open along strike to the southwest as well as up-dip to the southeast and down-dip to the northwest.

Areas around the southern margin of the original El Limon Zone were also tested (fig. 2).

At the EL LIMON SOUTH OXIDE prospect, approximately 800 meters south of El Limon (fig. 3) two separate oxide zones were exposed in a new drill access road. The "upper" zone returned 35 m @ 8 g/t in channel sampling along the road cut. Results are pending from surface sampling in the "lower" zone. Each area was tested by two drill holes, three of which intersected greater than 20 meters true width of oxide and skarn.


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

Significant assay results for holes DLIM-95 to DLIM-111 are reported below (Table 1).

Assays for holes DLIM-112 to DLIM-122, and additional assays of surface oxide mineralization at El Limon South Oxide prospect, are expected to be available in late August. A new resource estimate, including El Limon and Los Guajes, is anticipated in late September.

All samples were analyzed by standard fire assay with atomic absorption or gravimetric finish at Global Discovery Labs, a wholly owned subsidiary of Teck Cominco Limited, in Vancouver, B.C. Global Discovery Labs employs B.C. certified assayers and adheres to the CANMET standards of analytical practices.

Mr. Scott Monroe, an employee of Teck Cominco Limited, has supervised the program to date and is a "Qualified Person" under National Instrument 43-101.

                                     TABLE 1
                                     -------

HOLE ID      LOCATION  EASTING,NORTHING          FROM        TO         INTERVAL     Au
                             (UTM)                 (m)        (m)         (m)        g/t
DLIM-95      Los Guajes W     420846, 1990676    132.6       138.7        6.1       22.3
DLIM-96      Los Guajes W     420853, 1990575    103.7       111.9        8.2        6.2
                                                 136.1       154.3       18.2       10.9
DLIM-97      Los Guajes       421276, 1990786     15.0        17.4        2.4        4.1
                                                  44.0        51.0        7.0        1.5
DLIM-98      Los Guajes       421264, 1990868      0.0         1.5        1.5        1.2
DLIM-99      Los Guajes W     420689,1990446      65.0        72.5        7.5        3.2
                                                  78.5        80.0        1.5        2.1
                                                  91.0        99.0        8.0        1.7
                                                 104.0       113.1        9.1        8.4
DLIM-100     Los Guajes       421290, 1990730      6.2        10.2        4.0        1.6
                                                  29.0        33.5        4.5        2.4
DLIM-101     Los Guajes       421516, 1990856     45.8        50.0        4.2        1.9
                                                  54.5        61.1        6.6        4.6
DLIM-102     Los Guajes       421567, 1990861      7.3        10.5        3.2        2.8
                                                  44.7        48.0        3.3       32.3
                                                  73.6        76.0        2.4        1.9
DLIM-103     Los Guajes       421600, 1990775     45.2        46.5        1.3        5.1
DLIM-104     El Limon         422422, 1990300     90.0        92.0        2.0        5.8
DLIM-105     Los Guajes       421343, 1990805      3.0        12.0        9.0       40.2
                                                  38.8        46.4        7.6        9.8
                                                  61.2        69.8        8.6        2.7
DLIM-106     El Limon         422575,1989820      82.5        84.0        1.5        1.1
                                                  88.9        90.0        1.1        1.0
DLIM-107     El Limon         422300,1989720        No gold values of 1 g/t or higher
DLIM-108     El Limon         422217,1989374        No gold values of 1 g/t or higher
DLIM-109     El Limon         422300,1990198      64.4        65.6        1.2      220.5
                                                 190.4       193.4        3.0        4.7
                                                 228.3       231.0        2.7        4.5
DLIM-110     Los Guajes W     420632,1990363      90.5       124.0       33.5        2.8
DLIM-111     Los Guajes W     420609,1990237     111.0       117.5*       6.5        5.2

               *Assays below a depth of 117.5 m still pending

[GRAPHIC OMITTED - MAP]

FIG. 1
EL LIMON, OXIDE ZONE
AND LOS GUAJES
SURFACE GEOLOGY,
GOLD ASSAYS AND
DRILL HOLE LOCATION MAP




[GRAPHIC OMITTED - MAP]

FIG. 2
EL LIMON
SURFACE GEOLOGY,
GOLD ASSAYS AND
DRILL HOLE LOCATION MAP

[GRAPHIC OMITTED - MAP]

FIG. 3
EL LIMON, SOUTH OXIDE ZONE,
DRILL HOLE LOCATION MAP


                                     - 30 -



For additional information please contact:

Fred Daley, Vice President, Exploration
(604) 640-5207

To view maps please see Teck Cominco web site: WWW.TECKCOMINCO.COM - News Releases.